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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53469

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cherry Tree + Associates, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 Carlson Parkway, Suite 103
(No. and Street)

Minnetonka (City) MN (State) 55305 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jane Bortnem — Jane Bortnem (952) 253-6007
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moquist Thorvilson Kaufmann Kennedy & Pieper LLC
(Name – *if individual, state last, first, middle name*)

3140 Harbor Lane, Suite 100 (Address) Plymouth (City) MN (State) 55447 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 26 2010
Washington, DC
101

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TA 3/2

OATH OR AFFIRMATION

I, Gordon Stofer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cherry Tree & Associates, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANE MARIE BORTNEM
Notary Public
Minnesota
My Comm. Expires Jan 31, 2011

Notary Public

Signature

CEO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHERRY TREE & ASSOCIATES, LLC

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009 AND 2008

TABLE OF CONTENTS

MOQUIST THORVILSON KAUFMANN
KENNEDY & PIEPER LLC

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Governors
Cherry Tree & Associates, LLC
Minnetonka, Minnesota

We have audited the accompanying statements of financial condition of Cherry Tree & Associates, LLC (a limited liability company) as of December 31, 2009 and 2008, and the related statements of operations, changes in members' equity, cash flows, and changes in liabilities subordinated to claims of creditors for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cherry Tree & Associates, LLC as of December 31, 2009 and 2008, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Moquist Thorvilson Kaufmann Kennedy & Pieper LLC

Plymouth, Minnesota
February 24, 2010

7650 Edinborough Way, Suite 225 · Edina, Minnesota 55435 · Phone 952-854-5700 · Fax 952-854-1163
3140 Harbor Lane, Suite 100 · Plymouth, Minnesota 55447 · Phone 763-550-1100 · Fax 763-550-1644
www.mtkcpa.com

STATEMENTS OF FINANCIAL CONDITION
December 31, 2009 and 2008

	2009	2008
ASSETS		
Cash	$ 822,093	$ 694,407
Accounts receivable (no allowance for doubtful accounts deemed necessary in 2009 and 2008)	44,156	80,728
Secured demand notes receivable - related party	210,000	293,000
Prepaid expenses	5,324	7,818
Other assets - securities not readily marketable	10,069	115,562
Total assets	$ 1,091,642	$ 1,191,515
LIABILITIES AND MEMBERS' EQUITY		
Liabilities:		
Accounts payable	$ 140,020	$ 65,443
Accrued expenses	6,176	29,856
Subordinated notes payable - related party	210,000	293,000
Deferred liability	148	373
Total liabilities	356,344	388,672
Members' equity:		
Common units (unlimited number of units authorized; 7,500 issued and outstanding)	7,500	7,500
Additional paid in capital	222,610	222,610
Retained earnings	505,188	572,733
Total members' equity	735,298	802,843
Total liabilities and members' equity	$ 1,091,642	$ 1,191,515

See notes to financial statements.

STATEMENTS OF OPERATIONS
Years Ended December 31, 2009 and 2008

	2009	2008
Revenue	$ 3,560,890	$ 4,302,301
Expenses:		
Independent contractors and consultants	2,545,362	3,018,632
Legal and other professional fees	31,963	29,163
Management fees	352,069	172,957
Regulatory fees	9,942	11,497
Administrative expenses	546,611	575,184
Total expenses	3,485,947	3,807,433
Operating income	74,943	494,868
Other income (expense):		
Unrealized appreciation (depreciation) on securities	(105,493)	3,254
Interest expense	(9,507)	(11,720)
Interest income	2,512	11,293
Total other income (expense)	(112,488)	2,827
Net income (loss)	$ (37,545)	$ 497,695

See notes to financial statements.

STATEMENTS OF CHANGES IN MEMBERS' EQUITY
Years Ended December 31, 2009 and 2008

	Common Units		Additional Paid in	Retained	
	Units	Amount	Capital	Earnings	Total
Balances, December 31, 2007	7,500	$ 7,500	$ 222,610	$ 235,038	$ 465,148
Capital distributions	-	-	-	(160,000)	(160,000)
Net income	-	-	-	497,695	497,695
Balances, December 31, 2008	7,500	7,500	222,610	572,733	802,843
Capital distributions	-	-	-	(30,000)	(30,000)
Net loss	-	-	-	(37,545)	(37,545)
Balances, December 31, 2009	7,500	$ 7,500	$ 222,610	$ 505,188	$ 735,298

See notes to financial statements.

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities:		
Net income (loss)	$ (37,545)	$ 497,695
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities:		
Unrealized appreciation (depreciation) on securities not readily marketable	105,493	(3,254)
Changes in operating assets and liabilities:		
Accounts receivable	36,572	42,998
Prepaid expenses	2,494	(1,098)
Accounts payable	74,577	(73,746)
Accrued expenses and deferred liabilities	(23,905)	30,161
Net cash flows provided by operating activities	157,686	492,756
Cash flows from financing activities:		
Capital distributions to members	(30,000)	(160,000)
Net cash flows used in financing activities	(30,000)	(160,000)
Net increase in cash	127,686	332,756
Cash, beginning of year	694,407	361,651
Cash, end of year	$ 822,093	$ 694,407

<u>Supplemental Cash Flow Information</u>

	2009	2008
Cash paid during the year for:		
Interest	$ 9,507	$ 11,720
Non-cash transactions:		
Expiration of secured demand note receivable and corresponding subordinated note payable with Cherry Tree Companies, LLC	$ 83,000	$ -

See notes to financial statements.

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
Years Ended December 31, 2009 and 2008

	2009	2008
Subordinated borrowings, beginning of year	$ 293,000	$ 293,000
Decreases:		
Payments of subordinated notes	(83,000)	-
Subordinated borrowings, end of year	$ 210,000	$ 293,000

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2009 and 2008

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER INFORMATION

Nature of Business

Cherry Tree & Associates, LLC (the Company) was formed on July 27, 2001 as a limited liability company pursuant to the provisions of Chapter 322B of the Minnesota Statutes. The Company is a licensed broker-dealer in securities and provides investment banking services and consulting services related to general business, valuations, fairness opinions, and merger and acquisitions. The Company is a member in good standing of the Financial Regulatory Authority (FINRA), having been accepted for membership on November 14, 2001.

The Company is a member of the Securities Investors Protection Corporation (SIPC). The Company holds no customer securities or cash.

The Company is exempt from the requirements of Rule 15c3-3 of the Securities Exchange Commission (the "Rule"), based on the exemption provisions contained in Section K(2)(i) of the Rule.

Concentrations of Risk

Cash Deposits in Excess of Federally Insured Limits

The Company maintains its cash balances in financial institutions located primarily in Minnesota. The balances held at regulated banking institutions are insured by the Federal Deposit Insurance Company (FDIC) up to $250,000. At December 31, 2009, the Company had uninsured cash balances totaling $271,212.

The FDIC does not insure money invested in money market funds at broker dealers. At December 31, 2009, the Company had $200,748 held in money market funds with Charles Schwab, all of which is covered under SIPC.

Major Customers

The Company is dependent on a small number of customers for its revenue. Four customers accounted for 73% of its revenue in 2009. Three customers accounted for 54% of its revenue in 2008.

Three customers accounted for 92% of accounts receivable at December 31, 2009 and four customers accounted for 90% of accounts receivable at December 31, 2008.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The financial instruments of the Company consist of cash, accounts receivable, notes receivable, prepaid expenses, accounts payable, accrued expenses, and notes payable. Pursuant to generally accepted accounting principles, the Company is required to estimate the fair value of all financial instruments at the balance sheet date. The Company considers the carrying values of its financial instruments in the financial statements to approximate fair values.

Cash and Cash Equivalents

For purposes of balance sheet presentation and reporting of cash flows, the Company considers all unrestricted demand deposits, money market funds and highly liquid debt instruments with a maturity of less than 90 days to be cash and cash equivalents.

Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectability. Account balances are charged off against the allowance when potential for recovery is considered remote.

Revenue Recognition

The Company typically earns and recognizes monthly non-refundable retainer fees in connection with active investment banking and consulting engagements. The Company also receives a success fee on its investment banking engagements. However, the success fees are only payable upon the successful closing of each transaction. The success fee typically consists of a cash fee equal to an agreed-upon percentage of the funds raised or percentage of transaction value for mergers or acquisitions and sometimes includes stock warrants which are recorded at fair value when received.

Income Taxes

The Company is organized and operated as a limited liability company and is not subject to U.S. federal income taxes as a separate entity. Therefore, revenues and expenses generally pass through directly to the members for inclusion in their individual tax returns. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

On January 1, 2009, the Company adopted accounting policies regarding how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. These accounting policies require the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax return to determine whether the tax positions are "more-likely-than-not" of being sustained upon challenge by the applicable tax authority. Tax positions with respect to the tax at the Company level not deemed to meet the "more-likely-than-not" threshold would be recorded as a tax benefit or expense in the current year. The Company has concluded the adoption of this accounting policy had no impact on the operations of the Company as of December 31, 2009, and that no provision for income tax is required in the Company's financial statements. However, these conclusions will be subject to review and may be adjusted at a later date based on factors including, but not limited to, on-going analysis of tax laws, regulations and interpretations thereof. The tax returns of the Company can be examined by relevant taxing authorities until such time as the applicable statute of limitation has expired. For example, U.S. tax returns are generally subject to audit for three years from the day they are filed.

2 FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Company adopted the Financial Accounting Standards Board (FASB) guidance on fair value measurements which, among other things, defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosures about fair value measurements. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Private company investments including common stock warrants are carried at their fair values as determined by the management in the absence of readily ascertainable market values. In valuing investments, management considers the cost of the investments, developments since acquisition, estimates as to the effect of future developments, general economic conditions and other pertinent factors. Developments since acquisition may include public offerings of securities by portfolio companies, significant transactions in the securities of portfolio companies in private markets, and transactions in the public or private markets involving securities of similar companies.

The following is a summary of the Company's items measured at fair value using the FASB hierarchy as of December 31, 2009:

	Fair Value of Assets (Liabilities) at December 31, 2009	Quoted Prices in Active Market for Identical Assets (Liabilities) (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Other Assets:				
Warrants - UnityWorks	$ 8,357	$ -	$ -	$ 8,357
Warrants - other	1,712	-	-	1,712
Total Other Assets	$ 10,069	$ -	$ -	$ 10,069

The following table is a roll forward of the Company's Level 3 investments during the year ended December 31, 2009:

Level 3 Assets	Warrants
Beginning balance at January 1, 2009	$ 115,562
Total gains or losses (realized/unrealized)	(105,493)
Purchases, sales, issuances and settlements, net	-
Transfers in and/or out of Level 3	-
Ending balance at December 31, 2009	$ 10,069
Net change in unrealized appreciation or depreciation included in change in net assets from operations relating to investments held at December 31, 2009	$ (105,493)

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2009 and 2008

3 RELATED PARTY TRANSACTIONS

Secured Demand Notes

The Company had two secured demand notes receivable with Cherry Tree Companies, LLC (CTC) that resulted in related subordinated notes payable to CTC. The collateral on the notes receivable are securities held by the Company in a third party account. CTC retains full legal and beneficial ownership of the collateral. Among other provisions, if at any time the collateral value of the securities is less than the related subordinated obligation, the Company must give immediate written notice to CTC and FINRA. The carrying value of the secured demand notes receivable and related subordinated notes payable was $210,000 and $293,000 at December 31, 2009 and 2008, respectively. The $83,000 subordinated note payable expired on April 27, 2009. Interest accrued at an annual rate of 4% and was paid through April 27, 2009. The $210,000 subordinated note payable expires on April 30, 2010. Interest accrues at an annual rate of 4% and was paid through December 31, 2009. Total interest expense in 2009 and 2008 totaled $9,507 and $11,720, respectively.

Operations

The Company recorded expenses of $933,129 and $836,022 for utilizing office space, staff and office supplies of Cherry Tree Companies, LLC (CTC) in 2009 and 2008, respectively. The Company also paid CTC $352,069 and $172,957 in management fees in 2009 and 2008, respectively. Accounts payable at December 31, 2009 included amounts due to CTC totaling $105,190. At December 31, 2008, accounts payable included amounts due to CTC totaling $11,453. CTC is related to the Company by common ownership.

4 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2009 and 2008, the Company's net capital was $905,118 and $923,535, respectively, which was $900,118 and $918,535, respectively, in excess of the required net capital of $5,000. The Company's net ratio of aggregate indebtedness to net capital was 0.2 to 1 and 0.1 to 1 at December 31, 2009 and 2008, respectively.

SEC regulations state that withdrawal of any capital contribution within 12 months of making the contribution must be treated as a loan versus permanent capital for purposes of calculating the regulatory net capital of the firm pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934. In order to stay compliant with such rule, upon obtaining approval from FINRA, the Company substituted a subordinated secured demand note for the cash capital contributed. The subordinated secured demand note dated April 1, 2004 in the amount of $210,000 is with CTC and is secured by public securities. This note was renewed in March 2007 to extend the maturity date to April 30, 2010. In April 2005, the Company entered into an additional subordinated secured demand note with CTC in the amount of $83,000 which was also secured by public securities. This note was amended in April 2007 to extend the maturity date to April 27, 2009 but was not renewed and is therefore expired.

5 SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 24, 2010, the date the financial statements were available to be issued, for potential recognition or disclosure in the financial statements.

SUPPLEMENTAL INFORMATION

MOQUIST THORVILSON KAUFMANN
KENNEDY & PIEPER LLC
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE ACT OF 1934

Board of Governors
Cherry Tree & Associates, LLC
Minnetonka, Minnesota

We have audited the accompanying financial statements of Cherry Tree & Associates, LLC (a limited liability company), as of December 31, 2009 and 2008, and for the years then ended and have issued our report thereon dated February 24, 2010. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule that follows is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moquist Thorvilson Kaufmann Kennedy & Pieper LLC

Plymouth, Minnesota
February 24, 2010

7650 Edinborough Way, Suite 225 • Edina, Minnesota 55435 • *Phone* 952-854-5700 • *Fax* 952-854-1163
3140 Harbor Lane, Suite 100 • Plymouth, Minnesota 55447 • *Phone* 763-550-1100 • *Fax* 763-550-1644
www.mtkcpa.com

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	December 31, 2009	December 31, 2008
Computation of Net Capital:		
Total members' equity	$ 735,298	$ 802,843
Qualifying subordinated loans	210,000	293,000
Total capital	945,298	1,095,843
Deductions and/or charges:		
Non-allowable assets:		
Receivables	24,787	48,928
Prepaid expenses	5,324	7,818
Other assets	10,069	115,562
	40,180	172,308
Net capital before haircuts on securities positions	905,118	923,535
Haircuts on securities	-	-
Net capital	$ 905,118	$ 923,535
Computation of aggregate indebtedness:		
Total liabilities from statement of financial condition	$ 356,344	$ 388,672
Qualifying subordinated loans	(210,000)	(293,000)
Total aggregate indebtedness	$ 146,344	$ 95,672
Computation of basic net capital requirement:		
Minimum net capital requirement	$ 5,000	$ 5,000
Excess net capital requirement	$ 900,118	$ 918,535
Ratio of aggregate indebtedness to net capital	.2 to 1	.1 to 1
Reconciliation with company's computation:		
Net capital as reported in company's part II, FOCUS, Form X-17a-5 (unaudited)	$ 905,118	$ 923,535
Net audit adjustment	-	-
Net capital per above	$ 905,118	$ 923,535

No customer securities transactions were transacted by the Company during 2009 and 2008. However, if such transactions had taken place, a special account for the exclusive benefit of customers would have been maintained. Accordingly, the Company is exempt from the requirements of Rule 15c3-3 of the Securities Exchange Commission based on the provisions of Section K(2)(i) of the Rule.

See independent auditor's report on supplementary information.

MOQUIST THORVILSON KAUFMANN
KENNEDY & PIEPER LLC

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Governors
Cherry Tree & Associates, LLC
Minnetonka, Minnesota

In planning and performing our audit of the financial statements and supplementary schedule of Cherry Tree & Associates, LLC (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(1)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

7650 Edinborough Way, Suite 225 • Edina, Minnesota 55435 • *Phone* 952-854-5700 • *Fax* 952-854-1163
3140 Harbor Lane, Suite 100 • Plymouth, Minnesota 55447 • *Phone* 763-550-1100 • *Fax* 763-550-1644
www.mtkcpa.com

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding on our study, we believe the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Governors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moquist Thorvilson Kaufmann Kennedy & Pieper LLC

Plymouth, Minnesota
February 24, 2010